SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




      OVER 1M PASSENGERS TO SAVE EUR100M BY FLYING RYANAIR THIS CHRISTMAS

Ryanair, Europe's No. 1 low fares airline, today (Friday, 16th December 2005) confirmed it will carry over 1 M passengers over the Christmas period, a 25% increase on the same period last year.

Commenting today, Ryanair's Head of Communications, Peter Sherrard said:

        "This year will be our busiest Christmas ever, with over 1 M people saving over EUR100M by choosing Ryanair's low fares, no fuel surcharge guarantee and No. 1 punctuality in 22 countries.

        "Christmas is one of the busiest times of the year at Ryanair and we urge all passengers who have not yet booked their Christmas flights to do so now at www.ryanair.com for the best deals".

* From 22nd December 2005 - 3rd January 2005


Ends.Friday, 16th December 2005

For further information:

Peter Sherrard - Ryanair    Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228      Tel: 00 353 1 4980 300


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  16 December, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director